Mail Stop 4561

January 9, 2007

Douglas A. Sabella, President and Chief Executive Officer
Veraz Networks, Inc.
926 Rock Avenue, Suite 20
San Jose, California 95131

> **RE:** **Veraz Networks, Inc.**
> **Registration Statement on Form S-1/A**
> **File No. 333-138121**
> **Date Filed: December 18, 2006**

Dear Mr. Sabella:

We have reviewed your filing and have the following comments.

Prospectus Summary

Industry Background, page 2

1. In response to comment 11 of our letter dated November 16, 2006, you tell us that the IDC and Gartner reports are publicly available at a cost comparable to other publicly available reports that contain similar data and analysis. As indicated in our previous comment, please tell us whether the cited sources are available for no charge or nominal charge.

Risk Factors, page 8

2. Please refer to comments 15 and 16 in our letter dated November 16, 2006. We have reviewed your responses and your revisions to the disclosure on page 8 of your registration statement. However, we note that your revised disclosure does not provide detail of the matters involving your internal controls that constituted significant deficiencies. Revise your current disclosure to provide more detail of what the significant deficiencies identified relate to. Additionally, your current disclosure does not include a discussion of the measures you have taken, or plan

to take in the future, to remediate the material weaknesses and significant deficiencies identified. Revise your current disclosure to include a discussion of these measures. Also, disclose whether there are any material costs involved in the remediation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock Based Compensation, page 41

3. Please refer to comment 26 in our letter dated November 16, 2006. While we note that a proposed initial offering price has not been established, we reissue part of our previous comment to tell us what consideration you gave to revising your current disclosures to include (1) the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist for the April and May 2006 option grants and (2) for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option up through the most recent balance sheet as provided in the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid").

4. Please refer to comment 28 in our letter dated November 16, 2006. We have reviewed your response including the additional factors that impacted the valuation increase from December 2005 through April 2006. Revise your disclosures to include these additional factors that support the increase in the fair value of the Company's common stock from December 2005 to April 2006. Additionally, help us understand why you believe it is appropriate to use the valuation as of August 2006 as the basis for the fair value of the Company's common stock during April and May 2006. In this regard, tell us why you believe the fair value of the Company's common stock had not changed during this period. Furthermore, revise your disclosures to disclose this information.

5. Please refer to comment 31 in our letter dated November 16, 2006. We have reviewed your response and your revisions on pages 42 and F-15. We reissue our previous comment to include a consent of Valuation Research Corporation (VRC) since you provide their name in the registration statement and current disclosure continues to appear to place reliance on such valuation. Alternatively, you may modify your disclosure to delete the name of the independent valuation specialist and clearly indicate that the responsibility for determining the value rested with the Company and the valuation report was used as part of your analysis. Please revise your disclosure or include a consent from VRC. Refer to Rule 436(b) of Regulation C.

Customers, page 62

6. We note your response to comment 50 of our letter dated November 16, 2006. Please advise us as to the percentage of revenues as of 12/31/06 attributable to Technoserv, Classica, and Belgrecom. In this regard, we continue to believe that the agreement with Technoserv should be filed as material exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K. Please revise accordingly. In addition, we reissue the latter portion of our prior comment, which requested disclosure regarding the duration of your relationships with your significant customers.

Intellectual Property, page 64

7. We reissue portions of comment 53 of our letter dated November 16, 2006. To the extent material, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that you license from third parties. Please keep in mind that any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement. Please see Item 601(b)(10)(ii)(B) of Regulation S-K.

Executive Compensation, page 72

8. Please provide Item 402 disclosure for the year ended December 31, 2006. If bonus amounts for this year have not yet been determined, this should be noted in a footnote together with disclosure regarding the date the bonus will be determined, any formula or criteria that will be used and any other pertinent information. Refer to CF Tel. Interp. J.8B. Please note that your revised disclosure should comply with the Commission's New Executive Compensation and Related Person Disclosure Rules. See Release No. 33-8732A (Aug. 29, 2006).

Principal and Selling Stockholders, page 90

9. Revise to provide the information in the beneficial ownership table as of the most recent practicable date, as required by Item 403 of Regulation S-K.

10. We note your response to comment 63 of our letter dated November 16, 2006. Please provide the requested disclosure at the earliest practicable date.

Consolidated Statements of Operations, page F-4

11. We note your response to our previous comment 65. Please confirm that if in the future, the amounts of the Company's bundled arrangements that are allocated between DCME products, IP products and services based on stated invoice

amount solely for income statement classification purposes exceeds 10% of total revenues, the Company will separately disclose such arrangements in the income statement pursuant to Rule 5-03(b)(1) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

(i) Revenue Recognition, page F-10

12. Please refer to comment 69 in our letter dated November 16, 2006. We note that your range of renewal rates for PCS ranges from 6% to 17% depending on the size of your customers install base. Help us understand when a customer would receive PCS renewals at the low end of the range as opposed to the high end of the range. Additionally, tell us whether the PCS services remain the same whether they are purchased at the low or high end of the range and if not, what additional services are offered to substantiate the increase in price.

13. Please refer to comment 70 in our letter dated November 16, 2006. We note your revisions on page F-11 related to the revenue recognition policy disclosure of your Secure Communications solutions. Based on your revised disclosure, it is not clear why sales of your Secure Communication solutions that include PCS is deferred and recognized ratably over the PCS term. We note that your previous disclosure indicated that you have not yet established VSOE of fair value related to PCS under these arrangements. Confirm whether this is still the case and revise your disclosure to clarify. If VSOE of PCS under these arrangements has been established, tell us why the entire arrangement fee is being recognized over the PCS term.

14. We note your response to comment no. 71 where you indicate where payment terms have extended beyond one year, the Company does not consider the arrangement fee to be fixed and determinable. Please explain your policy of recognizing revenue "equal to the cumulative amount due and payable after allocation a portion of the cumulative amount due and payable to any undelivered elements (generally PCS) based on VSOE". Does the Company first allocate amounts due and payable to the undelivered element until such amounts exceed the VSOE of that element? Please provide an example of a typical multiple-element arrangement with extended payment terms and how the Company applies your revenue recognition policy to such arrangements.

Note 17. Subsequent Events (unaudited), page F-34

15. We note you entered into a loan agreement with a financial institution in the amount of $5 million and in connection with this loan, sold a warrant to the

financial institution to purchase 100,000 shares of Series C convertible preferred stock. Tell us how you are accounting for the loan and the warrants.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities

16. We note the December 2006 securing of a debt facility with Leader Ventures, which included the sale by the company of a warrant to purchase 100,000 shares of Series C convertible preferred stock. In this regard, we note that the warrant was immediately exercised for $0.858 per share and upon the closing of this offering the preferred stock will be converted into common. Please revise your Item 26 disclosure to reflect the sale of these unregistered securities. Please address the impact of the public offering of the securities covered by this registration statement, which began when the Form S-1 was filed, on the issuance of securities to Leader Ventures. Further, if you do not believe the public offering constitutes general solicitation or general advertising with regard to the issuance of the warrant, please explain.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Gilmore at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   James F. Fulton, Jr. Esq.
          by facsimile at 650-849-7400